FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 1, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the fourth quarter of 2017.

2. Table of unaudited consolidated capitalization of the Registrant at December 31, 2017 (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Year-end Report 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2018

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

Summary

Net interest revenues, quarterly

Operating profit, quarterly

After-tax return on equity, quarterly

Total capital ratio, quarterly

January-December 2017

•                  Net interest revenues Skr 1,683 million (2016: Skr 1,747 million)

•                  Operating profit Skr 1,007 million (2016: Skr 1,002 million)

•                  Net profit Skr 772 million (2016: Skr 780 million)

•                  New lending Skr 89.3 billion (2016: Skr 54.8 billion)

•                  Basic and diluted earnings per share Skr 193 (2016: Skr 195)

•                  After-tax return on equity 4.5 percent (2016: 4.6 percent)

Fourth quarter of 2017

•                  Net interest revenues Skr 405 million (4Q16: Skr 457 million)

•                  Operating profit Skr 341 million (4Q16: Skr 213 million)

•                  Net profit Skr 263 million (4Q16: Skr 166 million)

•                  New lending Skr 11.5 billion (4Q16: Skr 9.6 billion)

•                  Basic and diluted earnings per share Skr 66 (4Q16: Skr 42)

•                  After-tax return on equity 6.0 percent (4Q16: 3.9 percent)

Equity and balances

•                  Total capital ratio 23.0 percent (year-end 2016: 25.1 percent)

•                  Total assets Skr 264.4 billion (year-end 2016: Skr 299.4 billion)

•                  Loans, outstanding and undisbursed Skr 268.0 billion (year-end 2016: Skr 263.5 billion)

•                  Proposed ordinary dividend Skr 232 million (year-end 2016: Skr 234 million)

Statement by the CEO

Growing need for export financing

The positive trend for Swedish exports continues. SEK’s Export Credit Trends Survey, from November 26, 2017, shows that exporters perceive their financial situation as even stronger than in the spring.

The need for financing in connection with export businesses has increased for both small and medium-sized enterprises (SME’s) and major companies. This applies to how they view both the current situation and the coming 12 months. The increase in export order intake these companies are describing are expected to lead to more jobs in Sweden.

The positive trend for Swedish exports was also reflected in SEK’s lending. New lending during the fourth quarter of 2017 amounted to approximately Skr 11.5 billion (4Q16: Skr 9.6 billion). In 2017, SEK signed total new loan agreements corresponding to Skr 89.3 billion (2016: Skr 54.8 billion) to the Swedish export industry and its customers during 2017.

SEK continued its efforts to reach new clients and to broaden its business with existing clients throughout the year. Solicitation of new and existing clients has been successful, and SEK has concluded deals with large and medium-sized companies.

During 2017, SEK worked together with other export promotion agencies within the Swedish Government’s Team Sweden Initiative. We participated in events such as delegation trips to Mexico, Colombia, Indonesia and China.

Net interest revenues decreased by 4 percent during 2017, totaling Skr 1,683 million (2016: Skr 1,747 million). Net interest revenues was affected negatively by a higher resolution fee of Skr 193 million (2016: Skr 102 million). Operating profit for 2017 totaled Skr 1,007 million (2016: Skr 1,002 million). Net results of financial transactions had a negative impact on profit of Skr 102 million (2016: expense Skr 110 million), primarily due to unrealized changes in market value. SEK has good liquidity and strong capitalization. The total capital ratio as of December 31, 2017 was 23.0 percent (year-end 2016: 25.1 percent). The annualized return on equity for 2017 amounted to 4.5 percent (2016: 4.6 percent). SEK’s Board of Directors has decided that dividends to the owner (the Swedish government) amount to 30 percent of earnings, which is in line with the dividend policy.

SEK remains well-prepared to finance the Swedish export industry and to thereby strengthen Swedish exporters’ competitiveness.

“My perception is that export companies want various sources of finances, of which SEK is one. The fact that the companies also foresee a need for financing moving forward, points to their belief in continued favorable growth for Swedish exports”

Catrin Fransson, CEO

Operations

New lending, quarterly

SEK’s markets for new lending Jan-Dec 2017

New transactions for new and existing clients

In 2017, SEK’s efforts to broaden the scope of its business with existing clients resulted in several new transactions. Moreover, efforts to solicit new clients have been successful and resulted in business with many new clients.

Year-on-year, new lending was significantly higher in the fourth quarter and amounted to Skr 11.5 billion (4Q16: Skr 9.6 billion). In total, new lending in 2017 amounted to Skr 89.3 billion (2016: Skr 54.8 billion).

The increase in new lending volume was primarily attributable to high demand for export credit lending to exporters’ customers. The new lending to Swedish exporters was also higher as compared to the previous year. During the year, export credits in the form of officially supported export credits (CIRR loans) were significant, primarily in the telecom sector.

Despite good access to financing in the capital markets for the largest exporters, new lending to this customer group has been strong. Together with increased demand from medium-sized exporters this has contributed to high volumes.

New lending

Skr bn	Jan-Dec 2017	Jan-Dec 2016
Lending to Swedish exporters[1]	21.6	18.1
Lending to exporters’ customers[2]	67.7	36.7
Total	89.3	54.8
CIRR loan as percentage of new financial transactions	41%	20%

1                   Of which Skr 0.7 billion (year-end 2016: Skr 0.1 billion) had not been disbursed at period end.

2                   Of which Skr 35.1 billion (year-end 2016: Skr 8.3 billion) had not been disbursed at period end.

New borrowing, quarterly

Long-term borrowing

SEK’s markets for new borrowing Jan-Dec 2017

Competitive borrowing

Capital markets in 2017 were stable with high liquidity. SEK completed several public financing transactions during the year as well as a large volume of structured debt, mainly in the Japanese Uridashi market. SEK remains one of the largest foreign issuers in the Uridashi market. In 2017, SEK remained competitive with other borrowers and was able to borrow at advantageous levels both in the public and structured markets.

During the fourth quarter, an unusually high volume of structured debt was redeemed related to the development of the Nikkei Index, as a consequence of an upswing in the Japanese stock market. In combination with the maturity and disbursement of new lending, the unusually high volume of structured debt redemption has led to a reduction in liquidity investments. However, SEK continues to have strong liquidity for new lending and remains well-prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Dec 2017	Jan-Dec 2016
New long-term borrowings	82.4	70.4
Outstanding senior debt	224.8	252.9
Repurchase and redemption of own debt	38.7	15.0

Comments on the consolidated financial accounts

January-December 2017

Operating profit amounted to Skr 1,007 million (2016: Skr 1,002 million). Net profit was Skr 772 million (2016: Skr 780 million).

Net interest revenues

Net interest revenues amounted to Skr 1,683 million (2016: Skr 1,747 million), a decrease of 4 percent compared to the previous year. Net interest revenues were affected negatively by a higher resolution fee of Skr 193 million (2016: Skr 102 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher fee was partially offset by higher market interest rates and lower borrowing costs.

Skr bn, average	Jan-Dec 2017	Jan-Dec 2016	Change
Total loans	201.9	206.9	-2%
Liquidity investments	64.0	65.5	-2%
Interest-bearing assets	265.9	272.4	-2%
Interest-bearing liabilaties	241.0	245.4	-2%

Net results of financial transactions

Net results of financial transactions amounted to Skr -102 million (2016: Skr -110 million), mainly due to unrealized losses related to changes in the fair value of the credit spreads on SEK’s own debt, where increased credit spreads have had a negative effect on net profit. This was partially offset by unrealized gains related to the fair value of currency swaps.

Operating expenses

Skr mn	Jan-Dec 2017	Jan-Dec 2016	Change
Personnel expenses	-320	-308	4%
Other administrative expenses	-232	-236	-2%
Depreciation and impairment of non-financial assets	-45	-46	-2%
Total operating expenses	-597	-590	1%

Operating expenses increased somewhat compared to the previous year, mainly due to increased personnel expenses, which were partially offset by a decrease in other administrative expenses. In 2017, a provision of Skr 7 million was made for the individual variable remuneration in the system. During the previous year, a reversal of Skr 4 million for the previous employee incentive scheme was made. Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. In 2017, the cost for the remuneration could amount to a maximum of Skr 12 million.

Net credit losses

Net credit losses amounted to Skr 51 million (2016: Skr -16 million). In 2017, a provision of Skr -59 million was made for anticipated credit losses relative to individually-assessed counterparties. During 2017, a previous reserved loss of Skr 47 million was realized. The collectively-assessed credits reserve decreased by Skr 80 million during the year. The decrease was due to improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9 beginning in 2018 (see Notes 1 and 4). The collectively-assessed credits reserve amounted to Skr 90 million at December 31, 2017 (year-end 2016: Skr 170 million).

Other comprehensive income

Skr mn	Jan-Dec 2017	Jan-Dec 2016	Change
Items to be reclassified to operating profit	-124	-123	-1%
of which available-for-sale securities	-33	46	-172%
of which other comprehensive income effects related to cash-flow hedges	-91	-169	46%
Items not to be reclassified to operating profit	-4	-26	85%
Other comprehensive income before tax	-128	-149	14%

A major part of the items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously were included in cash flow hedges.

Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions.

Fourth quarter of 2017

Operating profit for the fourth quarter of 2017 amounted to Skr 341 million (4Q16: Skr 213 million). Net profit was Skr 263 million (4Q16: Skr 166 million).

Net interest revenues

Net interest revenues for the fourth quarter of 2017 amounted to Skr 405 million (4Q16: Skr 457 million), a decrease of 11 percent compared to the corresponding period in the previous year. A higher resolution fee, which SEK is required to pay to a fund to support the recovery of credit institutions, and a decrease in reclassification from other comprehensive income to net interest revenues, due to the fact that hedging instruments previously were included in cash flow hedges, had a negative impact on net interest revenues. Increased market interest rates partially offset the negative impact.

Skr bn, average	Oct-Dec 2017	Oct-Dec 2016	Change
Total loans	194.6	206.9	-6%
Liquidity investments	66.0	74.3	-11%
Interest-bearing assets	260.6	281.2	-7%
Interest-bearing liabilaties	237.4	259.7	-9%

Net results of financial transactions

Net results of financial transactions for the fourth quarter of 2017 amounted to Skr 41 million (4Q16: Skr -60 million). Valuation effects from foreign exchange (FX) swaps and basis spreads had a positive impact, while unrealized value changes relating to changes in credit spreads in SEK’s own debt, together with improvements in the method for valuing credits in hedging relationships, had a negative impact.

Operating expenses

Skr mn	Oct-Dec 2017	Oct-Dec 2016	Change
Personnel expenses	-85	-85	0%
Other administrative expenses	-61	-61	0%
Depreciation and impairment of non-financial assets	-10	-12	-17%
Total operating expenses	-156	-158	-1%

Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. The remuneration at the company level is capped at a maximum of two months’ salary for those who qualify. During the fourth quarter of 2017, a provision of Skr 2 million (4Q16: -) related to the remuneration in the system was made.

Net credit losses

For the fourth quarter of 2017, net credit losses amounted to Skr 58 million (4Q16: Skr -15 million). In the fourth quarter of 2017, a provision of Skr -5 million was made for anticipated credit losses relative to individually-assessed counterparties. Due to improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9 beginning in 2018, a reversal of Skr 60 million was made to the collectively-assessed credits reserve (see Note 1 and 4). The collectively-assessed credits reserve amounted to Skr 90 million at December 31, 2017 (year-end 2016: Skr 170 million).

Statement of Financial Position

Total assets and liquidity investments

Liquidity investments and outstanding loans decreased compared to the end of 2016. Liquidity investments decreased during the fourth quarter due to early redemption of structured debt related to the Nikkei Index and the strong performance of the Japanese stock market. SEK has not replaced this debt yet because of continued strong new lending capacity. Maturities and repayments caused outstanding loans to decrease, which was not significantly offset by the new lending because new lending was primarily attributable to export credits of which only a small portion had been disbursed as of December 31, 2017.

Skr bn	December 31, 2017	December 31, 2016	Change
Total assets	264.4	299.4	-12%
Liquidity investments	55.7	72.3	-23%
Outstanding loans	195.1	208.7	-7%
of which loans in the CIRR-system	49.1	49.8	-1%

Total exposures amounted to Skr 327.2 billion on December 31, 2017 (year-end 2016: Skr 340.7 billion). SEK’s exposures to central and regional governments as well as financial institutions have decreased as exposures to corporates have increased (see Note 10).

Liabilities and equity

As of December 31, 2017, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2017, SEK had a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR). In December 2017, the Swedish Parliament confirmed that the credit facility will continue to be available in 2018 in an amount up to Skr 125 billion.

Capital adequacy

SEK maintains strong capitalization, with a total capital ratio of 23.0 percent (year-end 2016: 25.1 percent) and healthy liquidity. The change in capital ratios compared to the year-end 2016 is primarily due to SEK applying the internal ratings-based (IRB) approach to exposures to central and regional governments and to multilateral development banks beginning in the first quarter of 2017 (see Note 9).

Percent	December 31, 2017	December 31, 2016
Common Equity Tier 1 capital ratio	20.6	22.1
Tier 1 capital ratio	20.6	22.1
Total capital ratio	23.0	25.1
Leverage ratio	5.9	5.3
LCR according to the Swedish FSA	505	383
LCR according to the EU Commision’s delegated act	169	215
Net stable funding ratio (NSFR)	140	132

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Dividend

The Board of Directors has resolved to propose the payment of a dividend of Skr 232 million (2016: Skr 234 million) at the Annual General Meeting, corresponding to the company’s dividend policy of 30 percent of the profit for the year.

Other events

At an Extraordinary General Meeting held on November 21, 2017, Teppo Tauriainen chose to leave the Board after three years of service. In connection with that the Board elected Anna Brandt as a Director of the Board of Directors of SEK.

On December 20, the Swedish National Debt Office took a formal decision on plans for managing banks and other financial institutions in a crisis and also set minimum requirement for own funds and eligible liabilities (MREL). The decision by the Swedish National Debt Office sets an MREL for SEK of 7.1 percent of total liabilities and own funds calculated as per the resolution regulations. This corresponds to a minimum requirement of 28.0 percent of risk-weighted assets. The requirement applies from January 1, 2018, and in its press release, the Swedish National Debt Office noted that all of the institutions, including SEK, already met this requirement.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but the company is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2016 Annual Report.

The annualized rate of Swedish GDP growth was 2.9 percent for the third quarter and the unemployment rate was 6.4 percent as of November 2017. The consumer price index rose 1.9 percent on an annualized basis as of November 2017 and the repo rate remained fixed at negative 0.5 percent. According to Statistics Sweden (SCB), in the third quarter, Swedish exports grew 0.7 percent compared with the prior quarter. Exports of goods increased 1.1 percent and exports of services declined 0.3 percent.

The economic statistics indicate a strong Swedish economy. Exports of goods posted healthy growth, while growth in exports of services has levelled off. Export volumes have increased for essentially all categories of goods compared with the first three quarters last year. Foreign trade statistics showed continued strong vehicle exports and the same trend applied to trade in minerals, such as iron ore, and for iron and steel. Germany remains Sweden’s most important trading partner and has posted healthy growth during the year. However, trade with the US has slowed, most likely due to President Trump’s protectionist trade policy stance. World trade has increased on pace with improvements in the global economy, mainly attributable to increased demand from emerging markets. Following a slight slowdown in emerging market imports in 2015 and 2016, a clear upward trend became evident in 2017.

Financial markets remained stable despite political uncertainty, mainly due to Brexit and US policy. Political uncertainty and geopolitical risks linked to rising tensions could impact the real economy and the financial system.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently, the capital target means that the total capital ratio should amount to 17-19 percent.

Key performance indicators (Unaudited except for Jan-Dec 2016)

Skr mn (if not otherwise indicated)	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
New lending	11,517	29,067	9,624	89,305	54,856
of which to Swedish exporters	6,436	2,147	4,175	21,643	18,107
of which to exporters’ customers	5,081	26,920	5,449	67,662	36,749
CIRR-loans as a percentage of new lending	11%	67%	0%	41%	20%
Loans, outstanding and undisbursed	268,034	271,907	263,483	268,034	263,483

New long-term borrowings	11,819	16,325	8,905	82,441	70,388
Outstanding senior debt	224,833	245,883	252,948	224,833	252,948

After-tax return on equity	6.0%	3.2%	3.9%	4.5%	4.6%
Proposed ordinary dividend	—	—	—	232	234

Common Equity Tier 1 capital ratio	20.6%	18.9%	22.1%	20.6%	22.1%
Tier 1 capital ratio	20.6%	18.9%	22.1%	20.6%	22.1%
Total capital ratio	23.0%	21.1%	25.1%	23.0%	25.1%
Leverage ratio	5.9%	5.4%	5.3%	5.9%	5.3%
Liquidity coverage ratio (LCR) according to the Swedish FSA	505%	620%	383%	505%	383%
Liquidity coverage ratio (LCR) according to the EU Commision’s delegated act	169%	385%	215%	169%	215%
Net stable funding ratio (NSFR)	140%	144%	132%	140%	132%

See definitions on page 29.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
Interest revenues		1,019	1,004	887	3,896	3,188
Interest expenses		-614	-578	-430	-2,213	-1,441
Net interest revenues	2	405	426	457	1,683	1,747

Net fee and commission expense		-7	-8	-11	-28	-29
Net results of financial transactions	3	41	-113	-60	-102	-110
Total operating income		439	305	386	1,553	1,608

Personnel expenses		-85	-67	-85	-320	-308
Other administrative expenses		-61	-49	-61	-232	-236
Depreciation and impairment of non-financial assets		-10	-12	-12	-45	-46
Total operating expenses		-156	-128	-158	-597	-590

Operating profit before net credit losses		283	177	228	956	1,018

Net credit losses	4	58	3	-15	51	-16
Operating profit		341	180	213	1,007	1,002

Tax expenses		-78	-42	-47	-235	-222
Net profit[1]		263	138	166	772	780

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities[2]		-5	0	6	-33	46
Derivatives in cash flow hedges[2]		-12	-22	-38	-91	-169
Tax on items to be reclassified to profit or loss		3	5	7	27	27
Net items to be reclassified to profit or loss		-14	-17	-25	-97	-96
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-9	18	9	-4	-26
Tax on items not to be reclassified to profit or loss		2	-4	-2	1	6
Net items not to be reclassified to profit or loss		-7	14	7	-3	-20

Total other comprehensive income		-21	-3	-18	-100	-116

Total comprehensive income[1]		242	135	148	672	664

[1] The entire profit is attributable to the shareholder of the Parent Company. [2] See the Consolidated Statement of Changes in Equity.

Skr
Basic and diluted earnings per share[3]		66	35	42	193	195

3      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	5	1,231	7,054
Treasuries/government bonds	5	4,382	3,687
Other interest-bearing securities except loans	5	39,807	49,901
Loans in the form of interest-bearing securities	4, 5	41,125	46,222
Loans to credit institutions	4, 5	23,198	26,190
Loans to the public	4, 5	141,111	147,909
Derivatives	5, 6	7,803	12,005
Property, plant, equipment and intangible assets		88	123
Other assets		3,556	4,167
Prepaid expenses and accrued revenues		2,091	2,184
Total assets		264,392	299,442

Liabilities and equity
Borrowing from credit institutions	5	2,317	3,756
Senior securities issued	5	222,516	249,192
Derivatives	5, 6	16,480	22,072
Other liabilities		826	2,374
Accrued expenses and prepaid revenues		2,063	2,036
Deferred tax liabilities		531	559
Provisions		45	51
Subordinated securities issued	5	2,040	2,266
Total liabilities		246,818	282,306

Share capital		3,990	3,990
Reserves		30	130
Retained earnings		13,554	13,016
Total equity		17,574	17,136

Total liabilities and equity		264,392	299,442

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 2016)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec, 2016	780					780
Other comprehensive income Jan-Dec, 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec, 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity December 31, 2016[1]	17,136	3,990	96	35	-1	13,016
Net profit Jan-Dec, 2017	772					772
Other comprehensive income Jan-Dec, 2017	-100		-71	-26	-3
Total comprehensive income Jan-Dec, 2017	672		-71	-26	-3	772
Dividend	-234					-234
Closing balance of equity December 31, 2017[1]	17,574	3,990	25	9	-4	13,554

1      The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Jan-Dec 2017	Jan-Dec 2016
Operating activities
Operating profit	1,007	1,002

Adjustments for non-cash items in operating profit	319	287
Income tax paid	-365	-276
Changes in assets and liabilities from operating activities	8,489	1,769
Cash flow from operating activities	9,450	2,782

Investing activities
Capital expenditures	-10	-39
Cash flow from investing activities	-10	-39

Financing activities
Change in senior debt	-9,919	2,637
Derivatives, net	-4,931	-182
Dividend paid	-234	-356
Cash flow from financing activities	-15,084	2,099

Cash flow for the period	-5,644	4,842
Cash and cash equivalents at beginning of the period	7,054	2,258
Cash flow for the period	-5,644	4,842
Exchange-rate differences on cash and cash equivalents	-179	-46
Cash and cash equivalents at end of the period[1]	1,231	7,054

1      Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net interest revenues

Note 3. Net results of financial transactions

Note 4. Impairment and past-due receivables

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed year-end report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2016 annual financial statements except for the Statement of Cash Flows in the Consolidated Group and the Consolidated Statement of Changes in Equity that starting in the third quarter of 2017 are presented in summary form. All cash flows from derivatives are included in Cash flow from financing activities in the Statement of Cash Flows in the Consolidated Group in summary form, as compared to the earlier presentation, which divided these cash flows between operating activities and financing activities. The year-end report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2016.

Future changes to IFRS

IFRS 9 Financial instruments replaces IAS 39 Financial Instruments: Recognition and Measurement and enters force from January 1, 2018. The impact of the transition to IFRS 9 on SEK is summarized as follows:

As of January 1, 2018, SEK has assessed liquidity investments, which were previously classified as available-for-sale assets. The conclusion of the assessment was that liquidity investments are included in a portfolio where the business model entails measurement at fair value and, accordingly, they are recognized at fair value through profit or loss (FVTPL). Liquidity investments that were previously classified at fair value pursuant to the fair value option (FVO) are also classified at FVTPL due to the portfolio’s business model. Certain fixed-rate liquidity investments were subject to hedge accounting and, as of January 1, 2018, these hedge accounting relationships have been terminated since liquidity investments are now measured at FVTPL.

SEK’s lending meets the conditions for the solely payments of principal and interest (SPPI) tests and uses a business model that aims to collect contractual cash flows, which means SEK’s lending will be measured at amortized cost.

SEK previously applied a separate classification for derivatives in hedge accounting. As of January 1, 2018, derivatives in hedge accounting will not be separated into a separate category and will instead be categorized together with other derivatives at FVTPL.

Gains and losses that arise from changes in SEK’s own credit risk on liabilities classified in accordance with FVO are recognized in the Credit risk reserve under Other comprehensive income and are not reclassified to profit or loss.

The principle applied for the impairment of exposures has changed from the approach based on incurred credit loss events under IAS 39 to instead be based on expected credit losses. IFRS 9 states that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment need, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or financial assets available-for-sale. The implementation of expected credit loss (ECL) models means lower initial impairment but is expected to result in higher volatility over time.

As of December 31, 2017, the transition to IFRS 9 had a total impact on the Group’s equity of Skr 14 million. IFRS 9 has no material impact on capital adequacy and large exposures. SEK will not be restating comparative periods. Comparative information for 2017 will be reported pursuant to IAS 39 and will not be comparable with the information presented for 2018. Differences arising from the introduction of IFRS 9 will be recognized directly in retained earnings as of January 1, 2018. Beginning January 1, 2018, SEK will also apply IFRS 9 for hedge accounting.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which became mandatorily effective beginning January 1, 2018. IFRS 15 is not applicable for financial instruments or leasing agreements. IFRS 15 is not expected to have a material effect on SEK’s financial statements, capital adequacy or large exposures. There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net interest revenues

Skr mn	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
Interest revenues
Loans to credit institutions	222	207	147	789	546
Loans to the public	576	565	554	2,265	1,992
Loans in the form of interest-bearing securities	146	158	177	629	722
Interest-bearing securities excluding loans in the form of interest-bearing securities	125	131	97	458	364
Derivatives	-81	-87	-118	-372	-552
Administrative remuneration CIRR-system[1]	30	31	30	125	116
Other assets	1	-1	0	2	0
Total interest revenues	1,019	1,004	887	3,896	3,188

Interest expenses
Interest expenses	-566	-530	-402	-2,020	-1,339
Resolution fee	-48	-48	-28	-193	-102
Total interest expenses	-614	-578	-430	-2,213	-1,441
Net interest revenues	405	426	457	1,683	1,747

1      Including administrative remuneration for concessionary loans by Skr 2 million during 2017 (2016:Skr 2 million).

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
Derecognition of financial instruments not measured at fair value through profit or loss	-13	9	1	-1	4
Financial assets or liabilities at fair value through profit or loss	102	-99	-67	-48	-80
Financial instruments under fair-value hedge accounting	-46	-26	7	-53	-32
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-2	3	-1	0	-2
Total net results of financial transactions	41	-113	-60	-102	-110

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the table above under the line items “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairment and past-due receivables

Skr mn	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
Impairment of financial assets	-5	-27	-18	-59	-23
Reversal of previous write-downs	63	30	3	110	7
Net impairment and reversals	58	3	-15	51	-16

Established losses	—	—	—	-47	—
Reserves applied to cover established credit losses	—	-1	—	46	—
Recovered credit losses	0	1	0	1	0
Net credit losses[1]	58	3	-15	51	-16

Reserve of impairment of financial assets
Opening balance	-212	-217	-238	-254	-236
Reserves applied to cover established credit losses	—	-1	—	46	—
Net impairment and reversals	58	3	-15	51	-16
Currency effects	-1	3	-1	2	-2
Closing balance	-155	-212	-254	-155	-254

1      As a result of improvements in the assessment basis in preparation for the introduction of the new process under IFRS 9 from 2018, a decrease of the reserve for collectively-assessed credits of Skr 60 million has been made. The reserve amounted to Skr -90 million as of December 31, 2017 (year-end 2016: Skr -170 million).

Past-due receivables

Receivables past-due have been recorded at the amounts expected to be received at settlement.

Skr mn	December 31, 2017	December 31, 2016
Past-due receivables
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	136	55
Aggregate amount of principal and interest more than 90 days past-due[1]	10	44
Principal amount not past-due on such receivables	494	3,778
Total Past-due receivables	640	3,877

1      Of the aggregate amount of principal and interest past due, Skr 3 million (year-end 2016: Skr 38 million) was due for payment more than three months but less than, or equal to, six months before the end of the reporting period, Skr 3 million (year-end 2016: Skr 4 million) was due for payment more than six months but less than, or equal to, nine months before the end of the reporting period, and Skr 5 million (year-end 2016: Skr 2 million) was due for payment more than nine months before the end of the reporting period.

Note 5. Financial assets and liabilities at fair value

	December 31, 2017
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	1,231	1,231	—
Treasuries/governments bonds	4,382	4,382	—
Other interest-bearing securities except loans	39,807	39,807	—
Loans in the form of interest-bearing securities	41,125	42,352	1,227
Loans to credit institutions	23,198	23,451	253
Loans to the public	141,111	144,935	3,824	[1]
Derivatives	7,803	7,803	—
Total financial assets	258,657	263,961	5,304

Borrowing from credit institutions	2,317	2,317	—
Senior securities issued	222,516	223,465	949
Derivatives	16,480	16,480	—
Subordinated securities issued	2,040	2,047	7
Total financial liabilities	243,353	244,309	956

	December 31, 2016
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	[1]
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	—
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

1                   Skr 1,346 million of the surplus value (year-end 2016: Skr 1,721 million) is mainly related to CIRR loans. See note 7 for more information regarding the CIRR-system.

Determination of fair value

The determination of fair value is described in the Annual Report for 2016, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,382	—	—	4,382
Other interest-bearing securities except loans	—	113	—	113	—	39,694	—	39,694
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	5,829	1,974	7,803	—	—	—	—
Total, December 31, 2017	—	5,942	1,974	7,916	4,382	39,694	—	44,076

Total, December 31, 2016	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	20,450	42,995	63,445
Derivatives	—	13,660	2,820	16,480
Subordinated securities issued	—	—	—	—
Total, December 31, 2017	—	34,110	45,815	79,925

Total, December 31, 2016	1	40,597	52,553	93,151

There were no transfers made between levels during the period January-December 2017 (year-end 2016: Skr - million).

Financial assets and liabilities at fair value in Level 3, December 31, 2017

Skr mn	January 1, 2017	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[2]	Currency exchange- rate effects	December 31, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-6	-1	—
Senior securities issued [1]	-48,217	-19,077	24,627	—	—	1,044	-1,372	-42,995
Derivatives, net	-2,404	3	-4,342	—	—	-1,202	7,099	-846
Net assets and liabilities, 2017	-50,364	-19,074	20,035	—	—	-164	5,726	-43,841

Financial assets and liabilities at fair value in Level 3, December 31, 2016

Skr mn	January 1, 2016	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[2]	Currency exchange- rate effects	December 31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

1      In senior securities, a security was identified as Level 3 as of December 31, 2016 and, as a result, the opening balance has been adjusted.

2      Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2017, amounted to a Skr 768 million loss (year-end 2016: Skr 12 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/- 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/- 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivate. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3 assets and liabilities

	December 31, 2017
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min
Interest rate	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	0				0	0

Equity	-171	Correlation	0.78 - (0.02)	Option Model	1	-1
Interest rate	1,001	Correlation	0.19 - (0.37)	Option Model	-192	178
FX	-1,512	Correlation	0.89 - (0.81)	Option Model	24	-22
Other	-164	Correlation	0.63 - (0.05)	Option Model	0	0
Sum derivatives, net	-846				-167	155

Equity	-680	Correlation	0.78 - (0.02)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	11	-11
Interest rate	-42,168	Correlation	0.19 - (0.37)	Option Model	195	-181
		Credit spreads	10BP - (10BP)	Discounted cash flow	106	-103
FX	-34	Correlation	0.89 - (0.81)	Option Model	-25	23
		Credit spreads	10BP - (10BP)	Discounted cash flow	92	-92
Other	-113	Correlation	0.63 - (0.05)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum senior securities issued	-42,995				381	-366
Total effect on profit or loss[2]					214	-211

Other interest-bearing securities except loans, December 31, 2016	257				0	0
Derivatives, net, December 31, 2016	-2,404				-186	176
Senior securities issued, December 31, 2016	-47,887				413	-403
Total effect on profit or loss, December 31, 2016					227	-227

1      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

2      Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 211 million (year-end 2016: Skr 244 million) under a maximum scenario and Skr -208 million (year-end 2016: Skr -244 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2017	December 31, 2016	Jan–Dec 2017	Jan–Dec 2016
CVA/DVA, net[1]	-8	-14	6	9
OCA[2]	-578	-383	-195	1

1      Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2      Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	December 31, 2017			December 31, 2016
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,797	9,239	245,788	4,309	9,909	244,854
Currency-related contracts	3,756	6,772	139,614	7,115	10,302	137,656
Equity-related contracts	250	303	13,246	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	0	166	-1,183	—	178	2,662
Total derivatives	7,803	16,480	397,465	12,005	22,072	410,001

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Refer also to Note 1 (f) in the 2016 Annual Report.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees such as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2017, loans outstanding amounted to Skr 754 million (year-end 2016: Skr 991 million) and, for the January to December 2017 period, the government noted a negative result of Skr -48 million (2016: Skr -53 million). For the January to December 2017 period, administrative compensation to SEK amounted to Skr -2 million (2016: Skr -2 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2017	Jul-Sep 2017	Oct-Dec 2016	Jan-Dec 2017	Jan-Dec 2016
Interest revenues	353	319	321	1,343	1,185
Interest expenses	-309	-280	-259	-1,115	-961
Net interest revenues	44	39	62	228	224

Interest compensation	0	12	9	26	121
Foreign exchange effects	0	-2	-1	-6	4
Profit before compensation to SEK	44	49	70	248	349
Administrative remuneration to SEK	-30	-30	-30	-123	-114
Operating profit CIRR-system	14	19	40	125	235
Reimbursement to (–) / from (+) the State	-14	-19	-40	-125	-235

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2017	December 31, 2016
Cash and cash equivalents	10	55
Loans	49,124	49,802
Derivatives	522	321
Other assets	3,472	3,414
Prepaid expenses and accrued revenues	364	352
Total assets	53,492	53,944

Liabilities	49,252	49,991
Derivatives	3,789	3,576
Accrued expenses and prepaid revenues	451	377
Total liabilities and equity	53,492	53,944

Commitments
Committed undisbursed loans	69,166	49,080
Binding offers	628	2,911

Note 8. Pledged assets and contingent liabilities

Skr mn	December 31, 2017	December 31, 2016
Collateral provided
Cash collateral under the security agreements for derivative contracts	10,314	11,621

Contingent assets
Guarantee commitments	3,360	3,027

Commitments
Committed undisbursed loans	72,914	54,783
Binding offers	1,211	4,630

Note 9. Capital adequacy

Capital adequacy analysis

	December 31, 2017	December 31, 2016
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	20.6%	22.1%
Tier 1 capital ratio	20.6%	22.1%
Total capital ratio	23.0%	25.1%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[2]	8.4%	8.0%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.4%	1.0%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet buffers[3]	14.6%	16.1%
Total capital ratio according to Basel I floor[4]	21.9%	22.8%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively. The change in capital ratios compared to year-end 2016 is primarily due to SEK applying the internal rating-based (IRB) approach to exposures to central and regional governments and to multilateral development banks.

2      Expressed as a percentage of total risk exposure amount. Beginning March 31, 2017, the 4.5 percent minimum requirement is shown separately to clarify the summation of this ratio.

3      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent (excluding buffer requirements) and less 1.5 percent, consisting of Common Equity Tier 1 used to meet the Tier 1 requirements, since SEK does not have any Additional Tier 1 capital. Beginning March 31, 2017, the ratio thus exclusively expresses the availability to meet buffer requirements. The year-end 2016 value has been recalculated to reflect this change in methodology.

4      The minimum requirement is 8.0 percent.

For further information on capital adequacy and risks, see the section entitled “Risk and capital management” in SEK’s Annual Report for 2016.

Own funds — Adjusting items

Skr mn	December 31, 2017	December 31, 2016
Share capital	3,990	3,990
Retained earnings	12,782	12,236
Accumulated other comprehensive income and other reserves	30	130
Independently reviewed profit net of any foreseeable charge or dividend	540	546
Common Equity Tier 1 (CET1) capital before regulatory adjustments	17,342	16,902
Additional value adjustments due to prudent valuation	-396	-444
Intangible assets	-66	-101
Fair value reserves related to gains or losses on cash flow hedges	-25	-96
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	446	281
Negative amounts resulting from the calculation of expected loss amounts	-65	—
Total regulatory adjustments to Common Equity Tier 1 capital	-106	-360
Total Common Equity Tier 1 capital	17,236	16,542
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,236	16,542
Tier 2-eligible subordinated debt	2,049	2,267
Credit risk adjustments[1]	—	12
Total Tier 2 capital	2,049	2,279
Total Own funds	19,285	18,821

Total Own funds according to Basel I floor	19,350	18,809

1      Expected loss amount calculated according to the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2017, the limitation rule has not had any effect (year-end 2016: no effect).

Minimum capital requirements exclusive of buffer

	December 31, 2017			December 31, 2016
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	—	—	—	145,531	963	77
Regional governments	—	—	—	19,904	—	—
Multilateral development banks	—	—	—	1,900	—	—
Corporates	1,316	1,316	105	1,450	1,450	116
Total credit risk standardized method	1,316	1,316	105	168,785	2,413	193

Credit risk IRB method
	161,429	9,331	747	—	—	—
Financial institutions[2]	38,163	12,688	1,015	44,947	14,089	1,127
Corporates [3]	104,630	53,763	4,301	95,519	51,104	4,088
Assets without counterparty	121	121	10	123	123	10
Total credit risk IRB method	304,343	75,903	6,073	140,589	65,316	5,225

Credit valuation adjustment risk	n.a.	1,989	159	n.a.	2,526	202
Foreign exchange risk	n.a.	1,326	106	n.a.	999	81
Commodities risk	n.a.	13	1	n.a.	14	1
Operational risk	n.a.	3,284	263	n.a.	3,669	293
Total	305,659	83,831	6,707	309,374	74,937	5,995

Adjustment according to Basel I floor	n.a.	4,503	360	n.a.	7,572	606
Total incl. Basel I floor	n.a.	88,334	7,067	n.a.	82,509	6,601

1     Exposure at default (EAD) shows the size of the outstanding exposure at default.

2      Of which counterparty risk in derivatives: EAD Skr 4,131 million (year-end 2016: Skr 4,515 million), Risk exposure amount of Skr 1,574 million (year-end 2016: Skr 1,784 million) and Capital requirement of Skr 126 million (year-end 2016: Skr 143 million).

3      Of which related to specialized lending: EAD Skr 2,478 million (year-end 2016: Skr 2,853 million), Risk exposure amount of Skr 1,643 million (year-end 2016: Skr 1,942 million) and Capital requirement of Skr 131 million (year-end 2016: Skr 155 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Beginning March 31, 2017, by permission from the Swedish Financial Supervisory Authority, the IRB approach has been applied also to SEK’s exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures increased due to the expanded IRB approach, which explains a great deal of the 14 percent increase in SEK’s total minimum capital requirements for credit risk between December 31, 2016 and December 31, 2017. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.5 percent to 2.0 percent as of March 19, 2017. As of December 31, 2017, the capital requirement related to relevant exposures in Sweden is 67 percent (year-end 2016: 69 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2017, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.05 percentage points (year-end 2016: 0.01 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, will hence not apply to SEK.

Leverage Ratio

Skr mn	December 31, 2017	December 31, 2016
Exposure measure for the leverage ratio
On-balance sheet exposures	249,244	278,324
Off-balance sheet exposures	42,168	35,626
Total exposure measure	291,412	313,950
Leverage ratio	5.9%	5.3%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn	December 31, 2017	December 31, 2016
Credit risk	6,898	7,481
Operational risk	142	182
Market risk	1,573	1,597
Other risks	170	258
Capital planning buffer	2,005	1,668
Total	10,788	11,186

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2016.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	97.1	39.6	117.3	42.9	70.0	85.1	56.4	84.1	167.1	51.1	173.7	51.0
Regional governments	11.4	4.7	19.9	7.3	—	—	—	—	11.4	3.5	19.9	5.8
Multilateral development banks	0.0	0.0	1.9	0.7	—	—	—	—	0.0	0.0	1.9	0.6
Public Sector Entity	0.4	0.2	—	—	—	—	—	—	0.4	0.1	—	—
Financial institutions	32.7	13.3	39.8	14.5	5.9	7.2	5.4	8.0	38.6	11.8	45.2	13.2
Corporates	103.4	42.2	94.7	34.6	6.3	7.7	5.3	7.9	109.7	33.5	100.0	29.4
Total	245.0	100.0	273.6	100.0	82.2	100.0	67.1	100.0	327.2	100.0	340.7	100.0

Net exposure by region and exposure class, as of December 31, 2017

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	2.4	—	0.9	145.1	10.9	3.1	167.1
Regional governments	—	—	—	—	—	—	11.2	0.2	—	11.4
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Public Sector Entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.0	0.5	9.6	1.2	1.1	6.9	16.0	0.3	38.6
Corporates	4.9	3.6	1.7	2.9	—	3.3	72.2	21.0	0.1	109.7
Total	4.9	7.3	6.2	14.9	1.2	5.3	235.4	48.5	3.5	327.2

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions	—	1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2017	December 31, 2016
France	10.3	14.0
United Kingdom	7.7	8.5
Finland	7.1	7.8
Norway	6.2	5.9
Denmark	4.8	8.4
Germany	4.7	6.9
Poland	3.1	3.3
The Netherlands	2.6	2.8
Spain	2.6	2.1
Belgium	0.9	0.6
Switzerland	0.5	1.6
Luxembourg	0.4	4.8
Ireland	0.4	0.4
Latvia	0.2	0.3
Iceland	0.2	0.3
Italy	0.1	0.0
Russia	0.1	0.1
Estonia	0.1	0.1
Austria	0.1	0.6
Hungary	0.0	0.1
Portugal	—	0.1
Total	52.1	68.7

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2016. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2016.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, February 1, 2018

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hans Larsson	Susanne Lithander
Director of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

Annual General Meeting

The Annual General Meeting will be held on April 24, 2018.

Annual Report

The Company´s Annual Report is expected to be available at SEK´s web-site www.sek.se beginning February 22, 2018.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 24, 2018	Interim Report for the period January 1, 2018 — March 31, 2018
July 17, 2018	Interim Report for the period January 1, 2018 — June 30, 2018
October 23, 2018	Interim Report for the period January 1, 2018 — September 30, 2018

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 1, 2018 14:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2016, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiaries (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 5 billion. Starting in 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history

SEK has helped the Swedish export industry with financing solutions for the past 55 years. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003.